

September 20, 2011

VIA FAX
Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re:** **Nomura Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 30, 2011**
> **File No. 001-15270**

Dear Mr. Nakada:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Liquidity and Capital Resources, page 50

1. We note that for eight consecutive years, you have had net cash outflows from operating activities, and net cash outflows from investing activities for the past seven years. These cash outflows have been funded by your financing activities, particularly increases in long-term borrowings. Please revise your discussion in future filings to address this trend, and any other liquidity trends, and to explain the reasons for any material changes in the way you finance your business. Additionally, to the extent dividends are being paid from proceeds of long-term borrowings, please note that in your discussion of dividend payments.

Tabular Disclosure of Contractual Obligations, page 62

2.	In future filings, please revise your tabular disclosure of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Contingencies, page F-108

3.	We note your disclosure that you cannot estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss, and your disclosure on page F-110 that you cannot provide any meaningful estimate of your exposure to the existing unresolved demands or any additional breach of representation claims at this time. Please note that there is no requirement to have any level of precision or confidence in your estimate in order to provide this applicable disclosure. In addition, please note that disclosure of an estimate of the possible loss or range of loss (or a statement that such an estimate cannot be made) is required for all matters where there is at least a reasonable possibility that a loss or an additional loss may have been incurred, including matters where an exposure to loss exists in excess of the amount accrued. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

	You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant